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                            January 23, 2023

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-3
                                                            Filed January 17,
2023
                                                            File No. 333-259611

       Dear Bin Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2022, letter.

       Amendment No. 4 to Form S-3

       General

   1. Your response to prior comment 1 does not address our comment and we reissue the comment. Please add the
following disclosure regarding operating permissions or
                                                        approvals:

                                                              Disclose each
permission or approval that you, your subsidiaries, your WFOE, and/or your VIEs are
required to obtain from Chinese authorities (including Hong Kong authorities) to
operate your business.

                                                              State
affirmatively whether you have received all requisite operating permissions or
 Bin Zhou
Planet Green Holdings Corp.
January 23, 2023
Page 2
           approvals and whether any permissions or approvals have been denied.

             Describe the consequences to you and your investors if you, your subsidiaries,
           WFOE, or the VIEs: (i) do not receive or maintain such operating permissions or approvals, (ii) inadvertently conclude that such operating permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such operating permissions or approvals in the future.

             If your revised disclosure indicates no operating permissions or approvals are required from Chinese authorities (including Hong Kong authorities), then additionally disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.
2. We note revised disclosure on page 7 that indicates one of your three VIEs, Anhui
      Ansheng, was terminated as of December 16, 2022. Please update your disclosure throughout to reflect this termination; for example, and without limitation, the statement that, "As of the date of this prospectus, we currently have three VIEs under its structure:
      (1) Jilin Chuangyuan, (2) Anhui Ansheng, and (3) Xiangtian Energy . . . .." Additionally
      update Exhibit 21.1 to reflect your current structure.
3. We note the change in your auditor reported on the Form 8-K filed on December 20,
      2022. Please revise accountant-specific disclosure to refer both to your prior auditor and to your current auditor. For instance, and without limitation, disclose whether your current auditor (in addition to your past auditor) is subject to the determinations announced by the PCAOB on December 16, 2021.
       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                             Sincerely,
FirstName LastNameBin Zhou
                                                             Division of
Corporation Finance
Comapany NamePlanet Green Holdings Corp.
                                                             Office of
Manufacturing
January 23, 2023 Page 2
cc:       Steven Glauberman
FirstName LastName